UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Electro-Sensors, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

285233 10 3

(CUSIP Number)

Nancy P. Peterson

805 Main Street

Hopkins, MN 55343

612-865-0154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 285233 10 3
1	Names of reporting persons S.S. or I.R.S. Identification No. of above persons Nancy P. Peterson
2	Check the appropriate box if a member of a group (see instructions)	(a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)	☐
6	Citizenship or place of organization U.S.A.
Number of shares beneficially	7	Sole voting power 1,754,464
owned by each	8	Shared voting power 0
reporting person with	9	Sole dispositive power 1,754,464
10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,754,464
12	Check box if the aggregate amount in row (11) excludes certain shares (See instructions)	☐
13	Percent of class represented by amount in row (11) 51.7%
14	Type of reporting person (See instructions) IN

Reference is hereby made to the statement on Schedule 13D of Nancy P. Peterson (the “Reporting Person”) originally filed with the Securities and Exchange Commission on March 13, 2011 with respect to the ownership of Electro-Sensors, Inc. (the “Company”) (the “Schedule 13D”), which is incorporated herein by reference. Pursuant to this Amendment No. 1 to Schedule 13D, Item 5 of the Schedule 13D is hereby amended as follows:

Item 5.	Interest in Securities of the Issuer.

(a) Aggregate number and percentage of class beneficially owned:

As of November 19, 2013, the Reporting Person owns 1,754,464 shares of common stock of the Company. Based on calculations made in accordance with Rule 13d-3(d), the Reporting Person may be deemed the beneficial owner of 51.7% of the Company’s common stock. This calculation is based on 3,394,707 shares of common stock outstanding, as of November 11, 2013, reported in the Company’s Quarterly Report for the quarterly period ended September 30, 2013 filed with the Commission on November 12, 2013.

(b) Voting and Dispositive Power:

The Reporting Person has sole voting and dispositive power over 1,754,464 shares that may be deemed to be beneficially owned by her as of November 19, 2013.

(c) Transactions within the past 60 days:

The Reporting Person acquired a total of 487,913 shares of common stock on November 19, 2013 in a private transaction with the individuals and entities listed below at a price $3.92 per share:

Individual/Entity	Shares
Nicholas J. Swenson (an Individual)	409,781
Groveland Hedged Credit Master Fund Ltd., a Delaware corporation wholly owned by Nicholas J. Swenson.	52,265
Glenhurst Co., a Minnesota corporation wholly owned by Nicholas J. Swenson.	25,867

All these shares were purchased by the Nancy P. Peterson Individual Retirement Account.

(d) Right to Direct the Receipt of Dividends:

Not applicable.

(e) Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2013

Name:     /s/ Nancy P. Peterson

Nancy P. Peterson